UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934*

ZAIS GROUP HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98887G106

(CUSIP Number)

Christian Zugel
Two Bridge Avenue, Suite 322
Red Bank, NJ 07701
(732) 530-3610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   98887G106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christian Zugel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,131,250 shares

	8	SHARED VOTING POWER
6,500,000 shares

	9	SOLE DISPOSITIVE POWER
1,131,250 shares

	10	SHARED DISPOSITIVE POWER
6,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,631,250 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.6% (1)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) The shares reported above include (a) 831,250 Class A Shares that could be acquired on April 2, 2018 if CZ (as defined below) elected to exchange an equal number of Class A Units of ZAIS Group Parent, LLC in accordance with the terms of the Exchange Agreement described in Item 4 and (b) 6,500,000 Class A Shares being acquired by Z Acquisition (as defined below) pursuant to an Amended and Restated Share Purchase Agreement dated January 11, 2018 (the “A&R Share Purchase Agreement”) as described in Item 4 and Item 6. CZ is the managing member of Z Acquisition. Notwithstanding his rights under the Exchange Agreement, CZ disclaims beneficial ownership of the Class A Shares referenced in clause (a) above, as the Audit Committee of the Issuer has discretion to determine whether CZ receives Class A Shares, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement.
(2) The amount in row 11 does not include (a) 175,000 Class A Shares that could be acquired on April 2, 2018 under the Exchange Agreement by CZ’s spouse, Sonia Zugel, (b) 74,997 Class A Shares currently held and 131,250 Class A Shares that could be acquired on April 2, 2018 under the Exchange Agreement by Zugel Family Trust, which is governed by an independent trustee, and (c) 112,497 Class A Shares currently held and 262,500 Class A Shares that could be acquired on April 2, 2018 under the Exchange Agreement by Family Trust U/A Christian M. Zugel 2005 GRAT, which is governed by an independent trustee. CZ disclaims beneficial ownership of all such shares because he does not have or share voting or investment power over such shares.
(3) The percentage of beneficial ownership reflected in this Statement is based upon 14,555,113 Class A Shares outstanding as of November 13, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017, as would be adjusted to reflect the issuance of 831,250 Class A Shares that could be issued if CZ exercised his rights under the Exchange Agreement on April 2, 2018.

CUSIP NO.   98887G106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Z Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
6,500,000 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
6,500,000 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,500,000 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.2% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP NO.   98887G106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zugel Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
206,247 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
206,247 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
206,247 shares (4)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(5)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4% (6)(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4) The shares reported above include 131,250 Class A Shares that could be acquired on April 2, 2018 if ZFT (as defined below) elected to exchange an equal number of Class A Units of ZAIS Group Parent, LLC in accordance with the terms of the Exchange Agreement described in Item 4.  Notwithstanding its rights under the Exchange Agreement, ZFT disclaims beneficial ownership of all such shares, as the Audit Committee of the Issuer has discretion to determine whether ZFT receives Class A Shares, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement.
(5) The amount in row 11 does not include 6,500,000 Class A Shares being acquired by Z Acquisition pursuant to the A&R Share Purchase Agreement. ZFT disclaims beneficial ownership of all such shares because it does not have or share voting or investment power over such shares.
(6) The percentage of beneficial ownership reflected in this Statement is based upon 14,555,113 Class A Shares outstanding as of November 13, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017, as would be adjusted to reflect the issuance of 131,250 Class A Shares that could be issued if ZFT exercised its rights under the Exchange Agreement on April 2, 2018.

CUSIP NO.   98887G106

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sonia Zugel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
175,000 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
175,000 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
175,000 shares (7)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒(8)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.19% (9)(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(7) The shares reported above include 175,000 Class A Shares that could be acquired on April 2, 2018 if SZ (as defined below) elected to exchange an equal number of Class A Units of ZAIS Group Parent, LLC in accordance with the terms of the Exchange Agreement described in Item 4.  Notwithstanding its rights under the Exchange Agreement, SZ disclaims beneficial ownership of all such shares, as the Audit Committee of the Issuer has discretion to determine whether ZFT receives Class A Shares, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement.
(8) The amount in row 11 does not include (a) 831,250 Class A Shares that could be acquired on April 2, 2018 under the Exchange Agreement by SZ’s spouse, Christian Zugel, (b) 74,997 Class A Shares currently held and 131,250 Class A Shares that could be acquired on April 2, 2018 under the Exchange Agreement by Zugel Family Trust, which is governed by an independent trustee, and (c) 112,497 Class A Shares currently held and 262,500 Class A Shares that could be acquired on April 2, 2018 under the Exchange Agreement by Family Trust U/A Christian M. Zugel 2005 GRAT, which is governed by an independent trustee. SZ disclaims beneficial ownership of all such shares because she does not have or share voting or investment power over such shares. The shares reported above do not include 6,500,000 Class A Shares being acquired by Z Acquisition pursuant to the A&R Share Purchase Agreement. SZ disclaims beneficial ownership of all such shares because she does not have or share voting or investment power over such shares.
(9) The percentage of beneficial ownership reflected in this Statement is based upon 14,555,113 Class A Shares outstanding as of November 13, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017, as would be adjusted to reflect the issuance of 175,000 Class A Shares that could be issued if SZ exercised her rights under the Exchange Agreement on April 2, 2018.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Family Trust U/A Christian M. Zugel 2005 GRAT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
374,997 shares

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
374,997 shares

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
374,997 shares (10)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.53% (11)(10)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(10) The shares reported above include 262,500 Class A Shares that could be acquired on April 2, 2018 if FT GRAT (as defined below) elected to exchange an equal number of Class A Units of ZAIS Group Parent, LLC in accordance with the terms of the Exchange Agreement described in Item 4.  Notwithstanding its rights under the Exchange Agreement, FT GRAT disclaims beneficial ownership of all such shares, as the Audit Committee of the Issuer has discretion to determine whether FT GRAT receives Class A Shares, cash or a combination of the two, upon an election to exchange Class A Units under the Exchange Agreement.
(11) The percentage of beneficial ownership reflected in this Statement is based upon 14,555,113 Class A Shares outstanding as of November 13, 2017, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017, as would be adjusted to reflect the issuance of 262,500 Class A Shares that could be issued if FT GRAT exercised its rights under the Exchange Agreement on April 2, 2018.

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4” or “Statement”) amends and restates that certain Amendment No.3 to Schedule 13D (“Amendment No.3”) filed with the Securities and Exchange Commission on December 18, 2017, which amended and restated that certain Amendment No.2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange commission on November 22, 2017, which amended and restated that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on September 6, 2017 (“Amendment No. 1”), which amended and restated the statement on Schedule 13D filed by CZ with the Securities and Exchange Commission on February 2, 2017 (the “Original Schedule 13D”) relating to the Class A Common Stock, par value $0.0001 per share (“Class A Shares”), of ZAIS Group Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at Two Bridge Avenue, Suite 322, Red Bank, NJ 07701.

Item 2. Identity and Background.

(a) Name of Person filing this Statement:

This Statement is being filed jointly by:

•	Christian Zugel (“CZ”)
•	Z Acquisition LLC (“Z Acquisition”)
•	Sonia Zugel (“SZ”)
•	The Zugel Family Trust (“ZFT”)
•	Family Trust U/A Christian M. Zugel 2005 GRAT (“FT GRAT” and, together with CZ, Z Acquisition, SZ and ZFT, the “Reporting Persons”)

CZ is the managing member of Z Acquisition. The other members of Z Acquisition are ZFT, SZ and Daniel Curry (“DC”).

(b) Residence or Business Address:

CZ’s and Z Acquisition’s principal business address is Two Bridge Avenue, Suite 322, Red Bank, NJ 07701.

ZFT’s and FT GRAT’s principal address is c/o Fiduciary Trust International of Delaware as co-trustee, 1220 North Market Street, Suite 333, Wilmington, Delaware 19801.

SZ’s residence address is 35 Middletown Road, Holmdel, NJ 07733.

(c) Present Principal Occupation and Employment:

CZ is the Issuer’s Chairman and Chief Investment Officer.

Z Acquisition, a Delaware limited liability company, was formed for the primary purpose of entering into the Original Share Purchase Agreement (as defined below) and acquiring the Target Shares (as defined below).

ZFT, a Delaware generation skipping trust, was formed for the benefit of the children and future generation descendants of CZ.

SZ is CZ’s spouse and is not currently employed.

FT GRAT, a Delaware grantor retained annuity trust, was formed for the benefit of SZ and the children and future generation descendants of CZ.

(d) Criminal Convictions:

None of the Reporting Persons has been convicted in a criminal proceeding during the last five years excluding traffic violations or similar misdemeanors.

(e) Civil Proceedings:

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, such Reporting Person was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

CZ is a citizen of the Federal Republic of Germany.

Z Acquisition is a Delaware limited liability company.

ZFT is a Delaware trust.

SZ is a citizen of the United States of America.

FT GRAT is a Delaware trust.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the purchase of the Target Shares is expected to be personal funds of the members of Z Acquisition, which funds will be callable by CZ in his capacity as managing member of Z Acquisition pursuant to the terms of that certain Second Amended and Restated Limited Liability Company Agreement of Z Acquisition, dated as of January 11, 2018 (the “2nd A&R LLC Agreement”) in order to fund the purchase of the Target Shares. With respect to the other Class A Shares covered by this Statement, the information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The Original Schedule 13D was filed to reflect the fact that CZ could acquire 831,250 Class A Shares if (1) he elected to exchange an equal number of Class A Units (“Class A Units”) of ZAIS Group Parent, LLC (“ZGP”) under the terms of the Exchange Agreement described below and (2) if the Audit Committee of the Issuer elected, in its discretion, to settle such exchange in Class A Shares, rather than in cash or a combination of cash and Class A Shares. Since CZ’s ability to receive Class A Shares upon any exchange of Class A Units under the Exchange Agreement is subject to the discretion of the Issuer’s Audit Committee, he disclaims beneficial ownership of such Class A Shares. Amendment No. 1 was filed to reflect the acquisition of the Target Shares pursuant to the terms of the Original Share Purchase Agreement.

CZ is (i) the founder of ZAIS Group, LLC, the Issuer’s operating subsidiary; (ii) the holder, in his capacity as voting trustee of the Class B Voting Trust, of 100% of the Issuer’s Class B Common Stock, par value $.0001 per share (the “Class B Shares”) (which provides CZ effective voting control over matters put to a vote of the Issuer’s shareholders, including the election of directors); (iii) the Chairman of the Board of Directors of the Issuer (the “Board”); and (iv) the Issuer’s Chief Investment Officer. As the Issuer has previously disclosed, it has been undertaking a strategic review of its business and has retained Berkshire Capital Securities LLC as its financial advisor.

On September 5, 2017, CZ, Z Acquisition and Ramguard LLC (formerly known as d.Quant Special Opportunities Fund, L.P.) (“Ramguard”) entered into a Share Purchase Agreement (the “Original Share Purchase Agreement”) pursuant to which Z Acquisition agreed to acquire 6,500,000 Class A Shares held by Ramguard (the “Target Shares”).

Additionally, on September 5, 2017, following the execution and delivery of the Original Share Purchase Agreement, CZ and Z Acquisition delivered a letter to the Special Committee of the Issuer (the “Special Committee”) in connection with the possible negotiated acquisition of the remaining issued and outstanding Class A Shares by way of a merger (a “Take Private Transaction”). CZ’s and Z Acquisition’s proposal for the Take Private Transaction was irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee of the Issuer and by a majority of the issued and outstanding Class A Shares not held by CZ and Z Acquisition, their affiliates and the executive officers and other affiliates of the Issuer. The letter to the Special Committee of the Issuer is included as Exhibit 99.9 and is incorporated herein by reference.

On November 21, 2017, CZ and Z Acquisition filed a Schedule 13E-3 with the SEC which includes a preliminary information statement relating to the proposed Take Private Transaction. The Schedule 13E-3 is included as Exhibit 99.10 and is incorporated herein by reference.

On December 14, 2017, SZ, ZFT and DC were admitted as members of Z Acquisition, and CZ was appointed as managing member. The limited liability company agreement of Z Acquisition was amended and restated in its entirety by an Amended and Restated LLC Agreement (the “A&R LLC Agreement”) to reflect, among other things, such admissions and appointment.

On January 11, 2018, the Issuer, ZGH Merger Sub, Inc., a wholly-owned subsidiary of the Issuer (“Merger Sub”) and Z Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the merger of Merger Sub with and into the Issuer (the “Merger”), and pursuant to which each outstanding Class A Share (other than those described in Item 6) will be converted into the right to receive $4.10 per share in cash, without interest.

Additionally, on January 11, 2018, (a) the Original Share Purchase Agreement was amended and restated in its entirety by the A&R Share Purchase Agreement, (b) the A&R LLC Agreement was amended and restated in its entirety by the 2nd A&R LLC Agreement,  (c) the Issuer, CZ, Z Acquisition, SZ, ZFT and FT GRAT entered into a Stockholder Voting and Support Agreement (the “Voting Agreement”) and (d) ZGP, Z Acquisition and CZ (solely for purposes of Section 4.02 thereof) entered into an Investment Agreement (the “2018 Investment Agreement”).

Other than as described in this Item 4 above and in Item 6 below, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The information contained on the cover pages to this Statement is incorporated herein by reference. By virtue of the relationship reported under Item 2 of this Statement, CZ and Z Acquisition may be deemed to have shared voting and dispositive power with respect to all of the Target Shares.

(c) None

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

2014 Investment Agreement

On March 17, 2015, the Issuer completed a business combination (the “Business Combination”) with ZGP pursuant to the Investment Agreement, dated as of September 16, 2014 (as amended on October 31, 2014 and March 4, 2015, the “2014 Investment Agreement”), by and among Issuer, ZGP and the members of ZGP (or the “ZGP Founder Members”). The 2014 Investment Agreement provided for the Issuer, in exchange for newly issued Class A Units, to contribute $78.2 million in cash to ZGP and transfer all of the outstanding Class B Shares to the ZGP Founder Members, including CZ, SZ, ZFT and FT GRAT, on a pro rata basis which Class B Shares were immediately deposited into the ZGH Class B Voting Trust (the “Class B Voting Trust”), of which CZ is the sole trustee.

The Class B Shares hold no economic interest in the Issuer and are not registered under the Exchange Act or listed on any securities exchange.

The description of the 2014 Investment Agreement does not purport to be complete and is qualified in its entirety by the text of the 2014 Investment Agreement which is included as Exhibit 99.1 and Exhibit 99.2 to this Statement and incorporated herein by reference.

Exchange Agreement

On March 17, 2015, in connection with the closing of the Business Combination, the Issuer, ZGP, the Company Unitholders (as defined therein, but which include CZ, SZ, ZFT and FT GRAT) and CZ, as trustee of the Class B Voting Trust, entered into an exchange agreement (as amended on July 21, 2015, the “Exchange Agreement”). The Exchange Agreement entitles each ZGP Founder Member, including CZ, ZFT, FT GRAT and SZ, to exchange all of their respective Class A Units for either (at the Issuer’s option):
•
a number of Class A Shares equal to the exchange rate (which initially will be one-to-one, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and certain other transactions that would cause the number of outstanding Class A Shares to be different than the number of Class A Units),

•	cash in an amount equal to the fair market value of the Class A Shares subject to exchange, or
•	a combination of Class A Shares and cash, as described above.

As of January 15, 2018:
•	CZ held 3,325,000 Class A Units, all of which are exchangeable for Class A Shares in accordance with the terms of the Exchange Agreement, but subject to the limitations set forth below.
•	ZFT held 525,000 Class A Units, all of which are exchangeable for Class A Shares in accordance with the terms of the Exchange Agreement, but subject to the limitations set forth below.
•	FT GRAT held 1,050,000 Class A Units, all of which are exchangeable for Class A Shares in accordance with the terms of the Exchange Agreement, but subject to the limitations set forth below.
•	SZ held 700,000 Class A Units, all of which are exchangeable for Class A Shares in accordance with the terms of the Exchange Agreement, but subject to the limitations set forth below.

The Exchange Agreement provides that the Issuer’s determination under the Exchange Agreement of the method used for settlement of the exchange (i.e., stock, cash or a combination thereof) shall be made by the Issuer’s Audit Committee.

Each of CZ, SZ, ZFT and FT GRAT was entitled to exercise his, her, or its exchange rights for the first time on April 3, 2017 and subsequently thereafter on the first business day of each fiscal quarter of the Issuer. In addition, during any 12-month period after March 17, 2017, the second anniversary of the closing of the Business Combination, each of CZ, SZ, ZFT and FT GRAT is subject to further limitations on exchange. During any such 12-month period, CZ, SZ, ZFT and FT GRAT may only exchange up to 25% of the aggregate number of Class A Units held as of the first day of such 12-month period in which the exchange occurs. As to each of CZ, SZ, ZFT and FT GRAT, this limitation will expire after the first exchange date at which CZ, SZ, ZFT or FT GRAT (as applicable) no longer holds Class A Units exceeding 10% of the maximum number of Class A Units previously held by CZ, SZ, ZFT or FT GRAT (as applicable).

The Exchange Agreement provides for exceptions to these limitations on exchange rights. After the second anniversary of the closing of the Business Combination, the limitations on exchange rights of CZ, SZ, ZFT and FT GRAT can be waived by the Compensation Committee of the Board.

Under the Exchange Agreement, holders of Class A Units also have the right to exchange their Class A Units for Class A Shares upon a change of control of the Issuer, regardless of when that change of control occurs. A change of control includes a sale, lease or transfer of all or substantially all of the Issuer’s assets, including a sale of all Class A Units held by the Issuer; a person or group of persons (within the meaning of Section 13(d) of the Act) becoming the beneficial owner of a majority of the Issuer’s voting securities (excluding a group that includes CZ, his affiliates or the Class B Voting Trust) and a merger after the consummation of which members of the Board do not comprise at least a majority of the board of directors of the resulting entity or the Issuer’s voting securities do not represent a majority of the voting securities of the resulting entity.

The Exchange Agreement also provides that a holder of Class A Units will not have the right to exchange Class A Units if ZGP or the Issuer reasonably determines that such exchange would be prohibited by law or regulation or would violate the ZGP LLC Agreement or other agreements of the Issuer or ZAIS Group to which the holder of Class A Units may be subject. ZGP or the Issuer may impose additional restrictions on exchanges that it determines are necessary or advisable so that ZGP is not treated as a “publicly traded partnership” for United States federal income tax purposes.

The description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the text of the Exchange Agreement which is included as Exhibit 99.3 and Exhibit 99.4 to this Statement and incorporated herein by reference.

Class B Voting Trust Agreement

On March 17, 2015, in connection with the closing of the Business Combination, the ZGP Founder Members, including CZ, SZ, ZFT and FT GRAT, and the Issuer entered into a voting agreement for the Class B Voting Trust (the “Voting Trust Agreement”). Pursuant to the Voting Trust Agreement and in his capacity as trustee of the Class B Voting Trust, CZ has voting power over the shares of Class B Shares held in the Class B Voting Trust. Each share of Class B Common Stock is entitled to 10 votes and there are currently 20,000,000 Class B Shares outstanding. Consequently, in his capacity as trustee of the Class B Voting Trust, CZ has effective voting control of the Issuer. The Class B Shares hold no economic interest in the Issuer and are not registered under the Exchange Act or listed on any securities exchange. The description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by the text of the Voting Trust Agreement, as amended. The Voting Trust Agreement is included as Exhibit 99.5 to this Statement and incorporated herein by reference.

Registration Rights Agreement

On March 17, 2015, the Issuer and the Founder Members, including CZ, SZ, ZFT and FT GRAT, entered into the Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer granted registration rights to the ZGP Founder Members, including CZ, SZ, ZFT and FT GRAT, and other holders of Class A Units with respect to Class A Shares to be issued upon exchange of the Class A Units pursuant to the Exchange Agreement. A demand registration must be for securities reasonably expected to result in aggregate gross proceeds in excess of $20 million and is otherwise subject to the conditions set forth in the Registration Rights Agreement. The description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the text of the Registration Rights Agreement, which is included as Exhibit 99.6 to this Statement and incorporated herein by reference.

Amended and Restated Share Purchase Agreement

On January 11, 2018, CZ and Z Acquisition entered into the A&R Share Purchase Agreement, which amended and restated the Original Share Purchase Agreement, to acquire the Target Shares for an aggregate purchase price of $26,650,000 or $4.10 per Target Share payable in the manner set forth below:

•
At the closing, Z Acquisition will make a cash payment of $10,250,000 and issue a promissory note and pledge agreement (the “Promissory Note”) in the principal amount of $13,325,000 with an interest rate of 8% per annum, payable quarterly in cash, and a maturity date of December 31, 2019, in each case, to Ramguard; and

•	On or before the three month anniversary of the closing, CZ will make a cash payment of $3,075,000 to Ramguard, together with interest in the amount of $125,000.

The acquisition of the Target Shares under the A&R Share Purchase Agreement is not conditioned upon the consummation of the Merger.
In accordance with the Original Share Purchase Agreement, Z Acquisition and CZ filed a Schedule 13E-3 with the SEC relating to the purchase of the Target Shares. Pursuant to the A&R Share Purchase Agreement, Z Acquisition, CZ and the Issuer will file an amendment to the Schedule 13E-3 relating to the purchase of the Target Shares and the other transactions contemplated by the A&R Share Purchase Agreement.
Under the A&R Share Purchase Agreement, effective upon the closing, Ramguard will assign and transfer to Z Acquisition all rights to vote or act by written consent with respect to the Target Shares with respect to each and every meeting of stockholders or action by written consent in lieu of a meeting having a record date on or prior to the date of transfer of the Target Shares to Z Acquisition on the stock transfer records of the Issuer and a meeting or (in the case of action by written consent) effective date following the closing. In furtherance of the foregoing, Ramguard will deliver to Z Acquisition, concurrently with the closing, a duly executed irrevocable proxy with respect to the Target Shares in the form set forth in the A&R Share and Purchase Agreement, with respect to each and every meeting of stockholders or action by written consent of stockholders after the closing with respect to the matters contemplated by the preceding sentence.
The A&R Share Purchase Agreement also provides that in the event that within one year after September 5, 2017, Z Acquisition, CZ or any of their respective controlled affiliates enters into a definitive agreement with the Issuer or commences a tender offer recommended by the Issuer’s board for a Take Private Transaction at a price per share in excess of $4.10, each of the cash consideration amounts paid or payable to Ramguard and the initial principal amount of the Promissory Note shall be adjusted on a pro rata basis, such that Ramguard shall have received (or be entitled to receive) such greater per share consideration amount. A similar adjustment in the price payable for the Target Shares will be made if within the one (1) year period after September 5, 2017, there is a change in control transaction or sale of a majority or more of the Class A Shares at a price per share in excess of $4.10.

The A&R Share Purchase Agreement is included as Exhibit 99.8 to this Statement and is incorporated herein by reference.

Promissory Note

At the closing of the transactions contemplated by the A&R Share Purchase Agreement, Z Acquisition will issue the Promissory Note to Ramguard. Under the Promissory Note, Ramguard will be granted a security interest over (a) all of the equity securities of Z Acquisition, (b) all of the Class A Units of ZAIS Group Parent, LLC owned by CZ and (c) all of the equity securities of the Issuer and its subsidiaries held directly or indirectly by Z Acquisition, CZ and/or any entity wholly owned by Z Acquisition or CZ (other than equity securities issued by the Issuer’s subsidiaries or equity tranches issued by CLOs, in each case, held by the Issuer or any direct or indirect subsidiary of the Issuer). If and to the extent required at any time in order to comply with the federal margin regulations, CZ shall cause Z Acquisition either (x) to provide additional collateral for the outstanding balance of the Promissory Note or (y) prepay a portion of the outstanding balance under the Promissory Note.

The Promissory Note will also provide that upon a default, which includes, among other things, a payment default by Z Acquisition, the Issuer or any subsidiary in the payment of any judgment or the payment when due of any indebtedness for borrowed money in the amount of $1 million or more, which remains uncured beyond a 45-day grace period, or a breach of covenant by Z Acquisition or any pledgor under the Promissory Note which continues for 20 days (i) the interest rate on the Promissory Note shall increase to 12.5% and (ii) Ramguard will have the right (but not the obligation) to declare all amounts outstanding immediately due and payable and to exercise its security interest in the collateral securing the Promissory Note, and to recover collection costs (including reasonable legal fees).

Additionally, until such time that a Take Private Transaction is consummated by CZ, Z Acquisition and their controlled affiliates and any third parties acting in concert with CZ and Z Acquisition, if CZ or Z Acquisition or any of their controlled affiliates receives any dividend or distribution from the Issuer or if CZ receives any compensatory payments or distributions in excess of his base salary, an amount equal to the net, after-tax cash proceeds received by CZ or Z Acquisition or any such controlled affiliate, as the case may be, will be used by Z Acquisition to repay outstanding principal under the Promissory Note. After consummation of a Take Private Transaction, Z Acquisition will cause the Issuer and the Issuer’s subsidiaries not to consummate any sale of material assets for a price in excess of $2.5 million, and/or make any compensatory payments or distributions to CZ in excess of his base salary; provided, however, that Ramguard’s prior written consent will not be required if an amount equal to the net, after-tax cash proceeds of any such sale of assets will be distributed by the Issuer and or its subsidiaries to their equity owners  and an amount equal to the net, after-tax proceeds of any such sale of assets or compensatory payment or distribution received by CZ or Z Acquisition or any of their controlled affiliates (other than the  Issuer and its subsidiaries) will be used by Z Acquisition to repay outstanding principal under the Promissory Note. In addition, after consummation of a Take Private Transaction, Z Acquisition will not (i) enter into any agreement that would cause a change in control transaction or sale of a majority or more of the Class A Shares or (ii) make any distributions to its equity owners other than tax distributions until such time that the unpaid principal and any accrued and unpaid interest under the Promissory Note has been paid off.

In the event CZ at any time is no longer an employee or officer of the Issuer, or is no longer the controlling shareholder of the Issuer and/or Z Acquisition, the unpaid principal and accrued and unpaid interest under the Promissory Note will become immediately due and payable.

All unpaid principal and accrued and unpaid interest under the Promissory Note may be paid in full or in part at the election of CZ (x) on any quarterly interest payment date occurring on or after the date the purchase price payable by CZ pursuant to the Share Purchase Agreement has been paid in full or (y) at any time in order to comply with the last sentence of the first paragraph under the heading “Promissory Note” above.

Letter to Special Committee

On September 5, 2017, following the execution and delivery of the Original Share Purchase Agreement, CZ also delivered a letter to the Special Committee of the Issuer in connection with a possible Take Private Transaction at $4.00 per Class A Share. CZ’s and Z Acquisition’s proposal for the Take Private Transaction is irrevocably conditioned upon the approval of the Take Private Transaction by the Special Committee of the Issuer and by a majority of the issued and outstanding Class A Shares not held by CZ, Z Acquisition, their respective affiliates or any executive officers or other affiliates of the Issuer.

The letter to the Special Committee of the Issuer is included as Exhibit 99.9 and is incorporated herein by reference.

Second A&R LLC Agreement

On January 11, 2018, the A&R LLC Agreement was amended and restated in its entirety by the 2nd A&R LLC Agreement to reflect the entry by Z Acquisition into the 2018 Investment Agreement. Under the terms of the 2nd A&R LLC Agreement, the managing member has complete and exclusive control of the management of Z Acquisition and has no obligation to obtain the vote of the members on any matter, except with respect to the following matters which require the approval of members holding at least 80% of issued and outstanding units of Z Acquisition:

•
materially altering the nature and scope of the business of Z Acquisition, or creating or holding ownership interests in any subsidiary whose business is substantially unrelated to that of Z Acquisition;

•	effecting any liquidation, dissolution or winding up of Z Acquisition or any of its subsidiaries, in each case, unless required by applicable law (subject to the exercise of drag-along rights by CZ);
•	entering into any transaction with an affiliate of Z Acquisition or any member which is not on arm’s-length terms;
•
redeeming, purchasing, or otherwise acquiring any units issued by Z Acquisition, except for any redemption, purchase, or other acquisition of units on a pro rata basis or as otherwise provided in the 2nd A&R LLC Agreement;

•
admitting any new member (other than in the case of a permitted transferee of a member or persons who are issued units that are excluded from the pre-emptive rights of the members) to Z Acquisition or taking or otherwise accepting any additional capital contributions from any member subsequent to such member’s admission as a member of the Z Acquisition (other than pursuant the “Additional Funding” provisions of the 2nd A&R LLC Agreement which are summarized below);

•
materially amending or altering the terms of, or waiving any of Z Acquisition’s or the members’ rights or powers with respect to or under, the A&R Share Purchase Agreement or, following its execution and delivery, the Promissory Note, in a manner that is material and adverse to Z Acquisition or the members; or

•
incurring or guaranteeing any indebtedness for borrowed money of Z Acquisition in excess of $1,000,000, except for the Promissory Note, capital leases, trade debt or otherwise in the ordinary course of business.

The A&R LLC Agreement provides that the managing member may be removed for “cause” by members holding at least 25% of the issued and outstanding units of Z Acquisition. “Cause” means, with respect to a managing member, one or more of the following: (i) the conviction of, or plea of nolo contendere to, a serious felony (excluding any vehicular felony); (ii) any material breach of the 2nd A&R LLC Agreement, not cured within thirty (30) days of written notice from Z Acquisition, that causes Z Acquisition and its subsidiaries, taken as a whole, material economic harm, or (iii) conduct in the performance of duties as a managing member rising to the level of fraud, in the case of subclauses (ii) and (iii), where the determination of material breach or fraud is made by a court of competent jurisdiction, pursuant to a final, non-appealable judgment.  Notwithstanding the foregoing, “cause” will not include any act or failure to act performed or omitted to be performed in good faith or with a reasonable belief that such act or failure to act was in or was not opposed to the interests of Z Acquisition.

By the terms of the 2nd A&R LLC Agreement the managing member may call additional capital on a pro rata basis to satisfy the payment obligations under the Share Purchase Agreement and Z Acquisition’s obligations under the Promissory Note, the 2018 Investment Agreement and the 2nd A&R LLC Agreement. Any member who fails to timely contribute its pro rata portion of a capital call forfeits its pre-emptive rights under the 2nd A&R LLC Agreement.

Except for certain, limited exceptions, no member may transfer its units in Z Acquisition without the prior written approval of the managing member.  In the event that CZ or any of his affiliates or permitted transferees intends to sell any units in Z Acquisition to a third party, the other members may participate in the sale by exercising co-sale rights.  If CZ or any of his affiliates or permitted transferees intends to sell all of their units in Z Acquisition to a third party or if Z Acquisition intends to sell all or substantially all of the equity, assets or business of Z Acquisition, CZ may require that all members sell their units in the same transaction and, pursuant to the terms of the 2nd A&R LLC Agreement, all members would be required to participate in such sale.

The 2nd A&R LLC Agreement is included as Exhibit 99.11 to this Statement and is incorporated herein by reference.

Agreement and Plan of Merger

On January 11, 2018, the Issuer, Merger Sub and Z Acquisition entered into the Merger Agreement, which provides for, among other things, the merger of Merger Sub with and into the Issuer, and pursuant to which each issued and outstanding Class A Share, other than shares (i) beneficially owned by Z Acquisition, CZ, ZFT, FT GRAT, SZ and DC (collectively, the “Purchaser Group”), (ii) owned by stockholders who agree with Z Acquisition to retain certain of their Class A Shares (“Rollover Shares”), (iii) acquired by a holder of Class A Units  pursuant to an exercise of exchange rights under the Exchange Agreement prior to the closing (“Exchange Shares”), and (iv) owned by stockholders who have properly and validly perfected, and not withdrawn or lost, their statutory appraisal rights under Delaware law (such Class A Shares, “Appraisal Shares”), will be converted into the right to receive US $4.10 per share in cash without interest (the “Merger Consideration”), subject to any required withholding taxes.  Under the terms of the Merger Agreement, each restricted stock unit in respect of Class A Shares (“RSU”), whether or not vested, will be converted into the right to receive the Merger Consideration multiplied by the number of shares underlying the RSU, unless the holder thereof enters into an agreement with Z Acquisition (which is approved by the Issuer) to have such RSUs remain outstanding.

The Issuer has made customary representations and warranties and covenants in the Merger Agreement. Each party’s obligation to consummate the Merger is subject to certain conditions, including (i) obtaining the affirmative vote in favor of the adoption of the Merger Agreement of (A) the holders of the majority of the aggregate voting power of the issued and outstanding Class A Shares and Class B Shares and (B) the holders of a majority of outstanding Class A Shares not beneficially owned by any member of the Purchaser Group, any director or executive officer of the Issuer, Ramguard, any holder of Rollover Shares or Exchange Shares, or any affiliates of the foregoing persons; (ii) the absence of any legal restraint with respect to the Merger; (iii) the Issuer’s obtaining an opinion from an independent appraisal or valuation firm that, after taking into account the payment of the total Merger Consideration payable in respect of all Class A Shares and RSUs entitled to receive the Merger Consideration, the Issuer is solvent; (iv) the continued accuracy of the representations and warranties of Z Acquisition, in the case of the Issuer, and of the Issuer, in the case of Z Acquisition, as contained in the Merger Agreement (subject to certain qualifiers, as applicable); and (v) compliance in all material respects with the covenants and agreements contained in the Merger Agreement by Z Acquisition, in the case of the Issuer, and by the Issuer, in the case of Z Acquisition.  Further, the Issuer’s obligation to consummate the Merger is subject to additional conditions, including that (i) the transactions contemplated by the A&R Share Purchase Agreement shall have been consummated in accordance with the terms of the A&R Share Purchase Agreement; and (ii) the acquisition of additional Class A Units by Z Acquisition shall have been consummated in accordance with the terms of the 2018 Investment Agreement.  Z Acquisition’s obligation to consummate the Merger is also subject to additional conditions, including that (i) certain of the Issuer’s expenses in connection with the Merger and the other transactions contemplated by the Merger Agreement do not exceed $4,500,000; (ii) the number of Appraisal Shares immediately prior to the effective time of the Merger does not exceed 500,000 Class A Shares (other than any Appraisal Shares held by members of Purchaser Group, Ramguard, holders of Rollover Shares or Exchange Shares, or their respective affiliates); and (iii) the Issuer shall have not suffered a material adverse effect. The Merger is not subject to a financing condition.

The Merger Agreement contains certain termination rights for both Z Acquisition and the Issuer (with respect to the Issuer, only pursuant to a resolution adopted by the Special Committee), and further provides that upon the termination of the Merger Agreement under certain circumstances, the Issuer will be required to pay Z Acquisition and other members of the Purchaser Group, as applicable, an expense reimbursement amount up to a maximum of $1,500,000. Subject to certain limitations, either the Issuer or Z Acquisition may terminate the Merger Agreement if the Merger is not consummated by July 11, 2018 (the “Termination Date”); provided that the Issuer or Z Acquisition may extend the Termination Date under certain circumstances or waive certain obligations under the Merger Agreement.

The Merger Agreement contains customary non-solicitation provisions, whereby, among other things, the Issuer and its subsidiaries have agreed not to solicit or initiate, or knowingly facilitate or knowingly encourage the submission of, an alternative acquisition proposal. However, the Issuer may respond to and engage in discussions of certain unsolicited acquisition proposals, subject to certain conditions, if the Board or an independent committee of the Board (including the Special Committee) determines in good faith that such proposals are or could lead to superior proposals, such proposals did not result from the Issuer’s material breach of its obligations under such non-solicitation provisions of the Merger Agreement, and, if the Board or an independent committee of the Board (including the Special Committee) determines, after consultation with its counsel, that the failure to take action concerning such proposals could reasonably be expected to be contrary to its fiduciary duties under applicable law. The Board or an independent committee of the Board (including the Special Committee) may change its recommendation to approve the Merger if (i) in response to an intervening event either not known or the consequences of which were not foreseeable to the Special Committee on the date of the Merger Agreement, the Board or an independent committee of the Board (including the Special Committee) determines, after consultation with its outside legal counsel, that the failure to take action concerning such intervening event could reasonably be expected to be contrary to its fiduciary duties under applicable law or (ii) in response to an alternative acquisition proposal, the Board or an independent committee of the Board (including the Special Committee) determines in good faith, after consultation with its financial advisor and outside legal counsel, that such acquisition proposal constitutes a superior proposal and that the failure to take such action could reasonably be expected to be contrary to its fiduciary duties under applicable law.

Following the consummation of the Merger and the transactions contemplated by the A&R Share Purchase Agreement, 100% of the outstanding equity interests in the Issuer will be beneficially owned by the Purchaser Group, holders of Rollover Shares and holders of Exchange Shares, the Issuer will cease to be registered under the Act, and the Class A Shares will cease to trade on NASDAQ.

The description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the text of the Merger Agreement which is included as Exhibit 99.13 to this Statement and incorporated herein by reference.

2018 Investment Agreement

On January 11, 2018, ZGP, Z Acquisition and CZ (solely with respect to Section 4.02 thereof) entered into the 2018 Investment Agreement, pursuant to which the parties (other than CZ) agreed that, immediately prior to the consummation of the Merger, ZGP will issue 3,085,287 Class A Units in exchange for a contribution from Z Acquisition to ZGP of an amount in cash equal to US $12,649,676.70.  ZGP intends to use the proceeds from the contribution by Z Acquisition to redeem for cash, at $4.10 per unit, a certain number of Class A Units held by the Issuer.  Following the redemption, the Issuer intends to use cash paid to it by ZGP for the redemption of Class A Units to fund a portion of the Merger Consideration.
The description of the 2018 Investment Agreement does not purport to be complete and is qualified in its entirety by the text of the 2018 Investment Agreement which is included as Exhibit 99.14 to this Statement and incorporated herein by reference.

Voting Agreement

On January 11, 2018, the Issuer, CZ, Z Acquisition, SZ, ZFT and FT GRAT (the “Covered Stockholders”) entered into the Voting Agreement, pursuant to which the Covered Stockholders agreed (i) to vote, or cause to be voted, all Class A Shares and Class B Shares owned by the Covered Stockholders for the adoption of the Merger Agreement and approval of the Merger, (ii) not to transfer or engage in certain transactions with respect to Class A Shares and Class B Shares owned by the Covered Stockholders (subject to certain exceptions), (iii) to use their reasonable best efforts to consummate the transactions contemplated by the A&R Share Purchase Agreement and the 2018 Investment Agreement, (iv) to refrain from seeking to remove any member of the Special Committee or taking any action that would limit the independence of authority of the Special Committee, and (v) to take, or refrain from taking, certain other actions in furtherance of the consummation of the Merger.

The description of the Voting Agreement does not purport to be complete and is qualified in its entirety by the text of the Voting Agreement which is included as Exhibit 99.15 to this Statement and incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description
99.1
Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Stated on Schedule 14A (File No. 001-35848), filed with the United States Securities and Exchange Commission (“SEC”) on January 16, 2015).

99.2
Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).

99.3
Exchange Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc., ZAIS Group Parent, LLC, the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee (solely in his capacity as the trustee) of the ZGH Class B Voting Trust (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.4
First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

99.5
Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and ZAIS Group Holdings, Inc. (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.6
Registration Rights Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.7	Power of Attorney of Christian Zugel regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Christian Zugel with the SEC on March 19, 2015).
99.8	Amended and Restated Share Purchase Agreement, dated as of January 11, 2018, by and among Z Acquisition LLC Ramguard LLC and Christian Zugel.
99.9
Letter from Christian Zugel to the Special Committee of ZAIS Group Holdings, Inc., dated as of September 5, 2017 (incorporated by reference to Exhibit 99.9 to Amendment No. 1 to Schedule 13D (File No. 005-87370), filed with the SEC on September 6, 2017).

99.10
Schedule 13E-3 (File No. 005-87370), filed by CZ and Z Acquisition with the SEC on November 21, 2017 (incorporated by reference to Exhibit 99.10 to Amendment No. 2 to Schedule 13D (File No. 005-87370), filed with the SEC on November 22, 2017).

99.11	Second Amended and Restated Limited Liability Company Agreement of Z Acquisition LLC, dated as of January 11, 2018.
99.12	Joint Filing Agreement, dated as of December 18, 2017 (incorporated by reference to Exhibit 99.12 to Amendment No. 3 to Schedule 13D (File No. 005-87370), filed with the SEC on December 18, 2017).
99.13
Agreement and Plan of Merger, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., ZGH Merger Sub, Inc. and Z Acquisition LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

99.14
Investment Agreement, dated as of January 11, 2018, by and among ZAIS Group Parent, LLC, Z Acquisition LLC and, solely for purposes of Section 4.02, Christian Zugel (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

99.15
Stockholder Voting and Support Agreement, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., Z Acquisition LLC, Christian Zugel, Sonia Zugel, Zugel Family Trust and Family Trust U/A Christian M. Zugel 2005 GRAT (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

99.16	Joint Filing Agreement, dated as of January 16, 2018.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 16, 2018

Christian Zugel

/s/ Christian Zugel

EXHIBIT INDEX

Exhibit Number	Description
99.1
Investment Agreement, dated as of September 16, 2014, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC, as amended on October 31, 2014 (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Stated on Schedule 14A (File No. 001-35848), filed with the United States Securities and Exchange Commission (“SEC”) on January 16, 2015).

99.2
Second Amendment to Investment Agreement, dated as of March 4, 2015, by and among ZAIS Group Parent, LLC, HF2 Financial Management Inc. and the members of ZAIS Group Parent, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 4, 2015).

99.3
Exchange Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc., ZAIS Group Parent, LLC, the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee (solely in his capacity as the trustee) of the ZGH Class B Voting Trust (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.4
First Amendment to Exchange Agreement by and among ZAIS Group Parent, LLC, ZAIS Group Holdings, Inc., the Company Unitholders (as defined therein) and Christian M. Zugel, as trustee of the ZGH Class B Voting Trust, entered into as of July 21, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on July 27, 2015).

99.5
Voting Trust Agreement, dated as of March 17, 2015, by and among Christian M. Zugel, Laureen Lim, Sonia Zugel, Family Trust u/ Christian M. Zugel 2005 GRAT, Zugel Family Trust, Christian M. Zugel, as trustee, and ZAIS Group Holdings, Inc. (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.6
Registration Rights Agreement, dated as of March 17, 2015, by and among ZAIS Group Holdings, Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on March 23, 2015).

99.7	Power of Attorney of Christian Zugel regarding Schedule 13D filings (incorporated by reference to Exhibit 24 to the Form 3 filed by Christian Zugel with the SEC on March 19, 2015).
99.8	Amended and Restated Share Purchase Agreement, dated as of January 11, 2018, by and among Z Acquisition LLC Ramguard LLC and Christian Zugel.
99.9
Letter from Christian Zugel to the Special Committee of ZAIS Group Holdings, Inc., dated as of September 5, 2017 (incorporated by reference to Exhibit 99.9 to Amendment No. 1 to Schedule 13D (File No. 005-87370), filed with the SEC on September 6, 2017).

99.10
Schedule 13E-3 (File No. 005-87370), filed by CZ and Z Acquisition with the SEC on November 21, 2017 (incorporated by reference to Exhibit 99.10 to Amendment No. 2 to Schedule 13D (File No. 005-87370), filed with the SEC on November 22, 2017).

99.11	Second Amended and Restated Limited Liability Company Agreement of Z Acquisition LLC, dated as of January 11, 2018.
99.12	Joint Filing Agreement, dated as of December 18, 2017 (incorporated by reference to Exhibit 99.12 to Amendment No. 3 to Schedule 13D (File No. 005-87370), filed with the SEC on December 18, 2017).
99.13
Agreement and Plan of Merger, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., ZGH Merger Sub, Inc. and Z Acquisition LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

99.14
Investment Agreement, dated as of January 11, 2018, by and among ZAIS Group Parent, LLC, Z Acquisition LLC and, solely for purposes of Section 4.02, Christian Zugel (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

99.15
Stockholder Voting and Support Agreement, dated as of January 11, 2018, by and among ZAIS Group Holdings, Inc., Z Acquisition LLC, Christian Zugel, Sonia Zugel, Zugel Family Trust and Family Trust U/A Christian M. Zugel 2005 GRAT (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-35848), filed with the SEC on January 12, 2018).

99.16	Joint Filing Agreement, dated as of January 16, 2018.